Management's Discussion and Analysis

Quarterly Highlights

For the three months ended March 31, 2021

Dated: May 6, 2021

(In U.S. dollars)

Quaterra Resources Inc. MD&A – Quarterly Highlights For the three months ended March 31, 2021

This Management's Discussion and Analysis ("MD&A") of Quaterra Resources Inc. and its wholly-owned subsidiaries (collectively, "Quaterra" or the "Company"), dated May 6, 2021, should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2021 and the audited consolidated financial statements for the year ended December 31, 2020 and related notes thereto. These financial statements have been prepared following International Financial Reporting Standards ("IFRS"). All $ amounts in this MD&A are United States dollars unless otherwise noted.

Additional information about Quaterra, including the Company's press releases, quarterly and annual reports, is available through the Company's filings with the securities regulatory authorities in Canada at www.sedar.com  or the United States Securities Exchange Commission at www.sec.gov/edgar. Information about mineral resources, as well as risks associated with investing in the Company's securities, is contained in the Company's most recently filed 20-F.

Performance Highlights

  Further water rights sale for $2,910,000

On February 24, 2021, the Company announced a third water rights sale to Desert Pearl Farms LLC for $2,910,000. $1,000,000 was received on March 5, 2021, and the balance of $1,910,000 will be received upon closing, expected in August 2021.

Funds from the sale will be used to progress the Company's MacArthur copper project, assess exploration opportunities and for general corporate purposes.

  Drilling at MacArthur Copper Oxide Property

On April 20, 2021, the Company announced that a 7,000-10,000-foot core drilling program would begin in early May at its MacArthur project in the Yerington District, Nevada.

Review of Operations and Financial Results

Mineral Properties

Quaterra continues to perform the work required to complete MacArthur's pre-feasibility study ("PFS"). The drill program announced on April 20, 2021 is the first major step toward completing the PFS, and it is designed to achieve three objectives with an estimated time frame of 2-3 months:

  Test the area east of the current resource for additional oxide mineralization
  Upgrade portions of the resource from Inferred to Indicated status
  Explore the under - drilled sulfide mineralization that exists beneath the oxide mineral resource.

As of March 31, 2021, the carrying value of $27,288,000 under mineral properties represents accumulated net acquisition and exploration costs and does not necessarily represent present or future values. The Company assesses for any indication of impairment at each reporting date or upon a triggering event that may identify impairment of a property's value. With the remaining water rights and anticipated high copper price, the Company assessed no impairment indicator existed as of March 31, 2021.

The Company plans to maintain its extensive Yerington land position, including water rights, and meet its minimum exploration funding obligations at the Groundhog property.

Quaterra Resources Inc. MD&A – Quarterly Highlights For the three months ended March 31, 2021

General Administrative Expenses

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented. Quarterly fluctuation in losses has mainly been caused by non-cash fair value changes in the derivative liabilities, unrealized gain or loss on the marketable securities, and share-based compensation.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per share amount)
	Q1'21	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19	Q2'19
	$	$	$	$	$	$	$	$
General administration	(275)	(298)	(326)	(216)	(303)	(302)	(364)	(379)
Fair value (loss) gain on derivative liabilities	(19)	11	(1)	28	52	(50)	135	341
Foreign exchange gain (loss)	3	(2)	24	-	(2)	(20)	(9)	(4)
Other expenses	(12)	(51)	(127)	(31)	(16)	(12)	(14)	(44)
Loss on settlement of convertible notes	-	-	(26)	-	-	(15)	2	-
Share-based compensation	-	-	(3)	(168)	(4)	-	(7)	(110)
(Loss) gain on marketable securities	(129)	(87)	222	273	68	(77)	64	62
Net loss	(432)	(427)	(237)	(114)	(205)	(476)	(193)	(134)
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue. Its operations have been dependent mainly on proceeds from the sale of water rights in the last few years without diluting shareholders' value.

During the three months ended March 31, 2021, the Company spent $364,000 in operating activities (2020 - $307,000) and $78,000 (2020 - $112,000) in mineral property maintenance and technical work.

Under several mineral property option agreements, the Company is required to pay, at its discretion, a combined $753,000 ($68,000 paid year-to-date) in mineral property options and work commitment in 2021, plus mineral claim fees, to maintain its mineral properties in good standing.

During the three months ended March 31, 2021, 2,310,000 stock options were exercised at an average price of CAD 0.065. After quarter-end, further 1,140,000 options and 1,000,000 warrants were exercised at CAD 0.065 for total proceeds of CAD 139,100.

As of May 6, 2021, the Company has cash of $1,287,000 and believes its working capital plus proceeds from the water rights sale can sustain its operations for the next 12 months.

Related Party Information

Manex Resources Group ("Manex") and Advocate Services Ltd.  ("Advocate") are private companies controlled by the Corporate Secretary of the Company, providing office premises and investor communications at a combined fee of CAD 12,500 per month.

Quaterra Resources Inc. MD&A – Quarterly Highlights For the three months ended March 31, 2021

Outstanding Share Data

As of May 6, 2021, the Company has:

  223,165,610 common shares issued and outstanding;
  11,000,000 and 769,230 warrants outstanding exercisable at $0.05 and CAD 0.065 until August 28, 2022, and September 20, 2022, respectively; and
  10,865,000 stock options outstanding with a weighted exercise price of CAD 0.07.

Risks and Uncertainties

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company's securities should be considered a highly speculative investment, and investors should carefully consider all of the information disclosed in the Company's regulatory filings before investing in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled "Risk Factors" in the Company's most recent Form 20-F, available on the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").

Other than statements of historical fact, all statements that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words such as "believe", "anticipate", "expect", "estimate", "strategy", "plan", "intend", "may", "could", "would", "should", or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements in this MD&A are based on the beliefs, expectations, and opinions of management when the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates, or opinions change, except by applicable securities laws.